As filed with the Securities and Exchange Commission on January 4, 2010

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

adidas AG
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

Federal Republic of Germany
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
Telephone: (212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Paul Ehrlich
adidas North America, Inc.
5055 N. Greeley
Portland, OR 97217
(971)-234-2394
 (Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Scott A. Ziegler, Esq. Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 Telephone: (212) 319-7600	Antonia E. Stolper, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-5009

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing.
☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box:☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing bearer shares of adidas AG	50,000,000	$0.05	$2,500,000	$178.25

*	Each unit represents one American Depositary Share.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I
INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement and incorporated herein by reference.

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus
1.	Name of depositary and address of its principal executive office		Face of Receipt, Introductory paragraph and bottom center
2.	Title of Receipts and identity of deposited securities Terms of Deposit:		Face of Receipt, Top center
	(i)	The amount of deposited securities represented by one American Depositary Share	Face of Receipt, Upper right corner and introductory paragraph
	(ii)	The procedure for voting, if any, the deposited securities	Articles (15), (16) and (18)
	(iii)	The collection and distribution of dividends	Articles (4), (12), (13), (15) and (18)
	(iv)	The transmission of notices, reports and proxy soliciting material	Articles (11), (15), (16) and (18)
	(v)	The sale or exercise of rights	Articles (13), (14), (15) and (18)
	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles (12), (13), (15), (17) and (18)
	(vii)	Amendment, extension or termination of the deposit arrangements	Articles (20) and (21) (no provision for extensions)
	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article (11)
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Articles (2), (3), (4), (5), (6), (8) and (22)
	(x)	Limitation upon the liability of the depositary	Articles (14), (18), (19) and (21)
3.	Fees and charges which may be imposed directly or indirectly against holders of Receipts		Articles (7) and (8)

Item 2. AVAILABLE INFORMATION			Article (11)

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)
Form of Second Amended and Restated Deposit Agreement, dated as of January     , 2010, by and among adidas AG (the "Company"), Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto). – Filed herewith as Exhibit (a).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. – Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. – Filed herewith as Exhibit (d).

(e)           Certification under Rule 466. – Not Applicable.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. – Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt at least thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, by and among adidas AG, Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 4, 2010.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing one-half of one bearer share of adidas AG.

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/James Kelly
Name:	James Kelly
Title:	Vice President

/s/Chris Konopelko
Name:	Chris Konopelko
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, adidas AG certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Republic of Germany, on January 4, 2010.

adidas AG

By:	/s/Herbert Hainer
Name:	Herbert Hainer
Title:	Chief Executive Officer

By:	/s/Robin J. Stalker
Name:	Robin J. Stalker
Title:	Chief Financial Officer

Each person whose signature appears below hereby constitutes and appoints Natalie Knight and Paul Ehrlich, acting jointly, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys together may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement or amendment has been signed by the following persons in the capacities indicated on January 4, 2010.

Signatures	Capacity

/s/Herbert Hainer
Herbert Hainer	Chief Executive Officer, (Principal Executive Officer)

/s/Robin J. Stalker
Robin J. Stalker	Member of the Executive Board, Responsible for Finance (Principal Financial and Accounting Officer)

/s/Glenn Bennett
Glenn Bennett	Member of the Executive Board Responsible for Global Operations

/s/Erich Stamminger
Erich Stamminger	Member of the Executive Board, Responsible for Global Brands

/s/Natalie Knight
Natalie Knight	Chief Financial Officer of adidas America, Inc. Authorized Representative in the United States

INDEX TO EXHIBITS

Exhibit Number
(a) Form of Second Amended and Restated Deposit Agreement (d) Opinion of counsel to the Depositary